Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 7 DATED MAY 17, 2016
TO THE OFFERING CIRCULAR DATED JANUARY 5, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated January 5, 2016, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on January 6, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Acquisitions; and
•	Updates to the Company’s Redemption Plan.

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment –1575 Lafayette Denver LLC

On May 12, 2016, we directly acquired ownership of a “majority-owned subsidiary”, 1575 Lafayette Denver LLC (the “Heartwood Lafayette Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $1,600,000, which is the initial stated value of our equity interest in the Heartwood Lafayette Controlled Subsidiary (the “Heartwood Lafayette Investment”). The Heartwood Lafayette Controlled Subsidiary is expected to use the proceeds to continue the acquisition and renovation of a 41-unit multifamily building located at 1575 Lafayette Street, Denver, CO 80218 (the “Heartwood Lafayette Property”). The Heartwood Lafayette Controlled Subsidiary intends to take out the Heartwood Lafayette Investment via refinancing or sale by May 2021.

The Heartwood Lafayette Controlled Subsidiary is managed by the principals of Heartwood Capital, LLC (“Heartwood”). Heartwood is a fully-integrated real estate investment, property management, and construction firm focused on the multifamily industry in select US markets. They focus on sub 50 unit value-add properties. The have purchased 11 assets (217 units) since 2001. The Heartwood Lafayette Property will be their largest acquisition to date.

Pursuant to the agreements governing the Heartwood Lafayette Investment (the “Heartwood Lafayette Operative Agreements”), our consent is required for all major decisions regarding the Heartwood Lafayette Property. In addition, pursuant to the Heartwood Lafayette Operative Agreements we are entitled to receive a 14.0% per annum economic return on our Heartwood Lafayette Investment, paid current on a quarterly basis until the Heartwood Lafayette Investment is redeemed. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the Heartwood Lafayette Investment, as well as a approximately $20,000 in due diligence fees and third party reimbursements, paid directly by the Heartwood Lafayette Controlled Subsidiary.

The Heartwood Lafayette Controlled Subsidiary is required to redeem our Heartwood Lafayette Investment by May 12, 2021 (the “Heartwood Lafayette Redemption Date”); provided, that, the Heartwood Lafayette Controlled Subsidiary has the ability to extend the Heartwood Lafayette Redemption Date through one (1) twelve (12) month extension. To exercise each such extension and avoid default under the Heartwood Lafayette Operative Agreements, the Heartwood Lafayette Controlled Subsidiary is required to pay us an extension fee 1% of the outstanding stated value of the Heartwood Lafayette Investment. During the extension period, the per annum economic return on the Investment will increase to 15.0% per annum. In the event that the Heartwood Lafayette Investment is not redeemed by the Heartwood Lafayette Redemption Date (after giving effect to any applicable extensions), pursuant to the Heartwood Lafayette Operative Agreements, we have the right, in our discretion, to force the sale of the Heartwood Lafayette Property outright. The Heartwood Lafayette Controlled Subsidiary may redeem our Heartwood Lafayette Investment in whole or in part without penalty during the term of the Heartwood Lafayette Investment.

Concurrent with the closing of the Heartwood Lafayette Investment, the Heartwood Lafayette Controlled Subsidiary closed on the acquisition of the Heartwood Lafayette Property, for a purchase price of approximately $6,450,000, which included a senior secured loan by TCF National Bank with a projected unpaid balance of $3,715,000 (the “Heartwood TCF Senior Loan”), with a maturity date of May 12, 2021. Aggregate with the senior debt totaling approximately $5,315,000, the Heartwood Lafayette Investment of $1,600,000 features an aggregate LTV of approximately 82.4%, based on the purchase price of approximately $6,450,000, with approximately $1,135,000 of equity junior to the Heartwood Lafayette Investment at closing. The combined LTV ratio is the amount of the Heartwood TCF Senior Loan plus the amount of the Heartwood Lafayette Investment, divided by the purchase price of the Heartwood Lafayette Property.

The Heartwood Lafayette Property is a masonry-constructed, interior accessed, 41-unit apartment property located at 1565-1575 Lafayette Street & 1222 East 16th Avenue. The Heartwood Lafayette Property consists of one building, with three separately addressed entrances, and contains 25,584 square feet of rentable area on three above-grade levels and a garden-level. The property was originally constructed in 1909 and is situated on a 12,500 square foot (0.29 acre) site located at the southwest corner of Lafayette Street & East 16th Avenue, within the City and County of Denver, Colorado. The Heartwood Lafayette Property is located on one parcel of land. The building contains 9 studio units, 23 one-bedroom/one-bathroom units, 6 two-bedroom/one-bathroom units, 3 three-bedroom/one-bathroom units and a common laundry room. The Heartwood Lafayette Property has 3 off-street parking spaces located in an asphalt paved parking lot on the west elevation of the subject site. Heartwood plans to renovate the interior and exterior of the Heartwood Lafayette Property with an $885,000 reserve from the Heartwood TCF Senior Loan and increase rents. This development plan is appropriate given the 8.0% annual rent growth and 4.5% vacancy reported in 1Q16 by Marcus and Millichap. After completing their value-add plan, Heartwood will likely sell the Heartwood Lafayette Property, but may choose to refinance.

The Denver MSA is 8,346 square miles in size, and is the 21st most populous metropolitan area in the nation. The area is located along the Front Range of Colorado, between the Rocky Mountains to the west and the High Plains to the east. Downtown Denver is at an elevation of 5,280 feet above sea level (thus giving the city the name the “mile high city”).

The Denver MSA is referred to in the business world as a “tech and energy” market. Denver holds this label due to its position as the third-largest high-tech employment market and the surging energy market – both in fossil fuels, as is evident by the ever-increasing number of oil and gas companies choosing the Denver MSA as their headquarters, and in renewable energy with the nations’ primary renewable energy laboratory within the metro boundaries.

General Explanatory Statement to Updated Redemption Plan

On May 12, 2016, we adopted a revised Redemption Plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in the Company is right for them. The following disclosure updates and replaces the disclosure contained in our Offering Circular to reflect the changes in our Redemption Plan.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Q:	Will I have the opportunity to redeem my common shares?

A:

Yes. While you should view this investment as long-term, we have adopted a redemption plan whereby, on a quarterly basis, an investor may obtain liquidity. The Manager has designed our redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in the Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by the Company, the Manager believes it is best to provide the opportunity for quarterly liquidity in the event shareholders need it in the form of a discounted redemption price prior to year 5, which economic benefit indirectly accrues to shareholders who have not requested redemption. Neither the Manager nor our sponsor receives any economic benefit as a result of the discounted redemption price through year 5.

Pursuant to our redemption plan, shareholders may request that we redeem (i) for the first ninety (90) days following the date of purchase (the “Introductory Period”), up to a maximum of one thousand (1,000) shares per shareholder, and (ii) after the first ninety (90) days following the date of purchase (the “Post-Introductory Period”), at least 25% of their shares. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

During the Introductory Period, the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount (on up to 1,000 of such shareholder’s common shares), from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

During the Post-Introductory Period, the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Purchase	Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 90 days (Introductory Period)	100% (2) (3)
90 days until 3 years	97% (4)
3 years to 4 years	98% (5)
4 years to 5 years	99% (6)
More than 5 years	100% (7)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.
(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.

(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
(4)	For shares held longer than ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.
(5)	For shares held longer than three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.
(6)	For shares held longer than four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.
(7)	For shares held longer than five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

Furthermore, any shareholder requesting redemption will be responsible for any third-party costs incurred in effecting such redemption, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges. The redemption plan may be changed or suspended at any time without notice. See “Description of Our Common Shares—Quarterly Redemption Plan” for more details.

Q:	Will there be any limits on my ability to redeem my shares?

A:

Yes. While we designed our redemption plan to allow shareholders to request redemptions on a quarterly basis, we need to impose limitations on the total amount of net redemptions per calendar quarter in order to maintain sufficient sources of liquidity to satisfy redemption requests without impacting our ability to invest in commercial real estate assets and maximize investor returns.

In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted in any given month or calendar quarter, as applicable, such pending requests will be honored (on a pro rata basis within each category) in the following order: (i) first, available funds will be applied pro rata to redemptions requested by shareholders who are in the Introductory Period, and (ii) second, any remaining funds will be applied pro rata to redemptions requested by shareholders who are in the Post-Introductory Period. In the event that not all redemptions are being honored in a given quarter, the pro rata distributions will be rounded down to the nearest share for each shareholder. Effectively, shareholders wishing to redeem during the Introductory Period will be given priority to redemptions over those shareholders who wish to redeem during the Post-Introductory Period.

We presently intend to limit the number of shares to be redeemed during any calendar year to 5.0% of the weighted average number of common shares outstanding during the prior calendar year (or 1.25% per calendar quarter, with excess capacity carried over to later calendar quarters in that calendar year). However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they were purchased, on a first in first out basis. Further, our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. See “Description of Our Common Shares—Quarterly Redemption Plan” for more details.

OFFERING SUMMARY

Redemption Plan

While shareholders should view this investment as long-term, we have adopted a redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity. The Manager has designed our redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in the Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by the Company, the Manager believes it is best to provide the opportunity for quarterly liquidity in the event shareholders need it in the form of a discounted redemption price prior to year 5, which economic benefit indirectly accrues to shareholders who have not requested redemption. Neither the Manager nor our sponsor receive any economic benefit as a result of the discounted redemption price through year 5.

Pursuant to our redemption plan, shareholders may request that we redeem (i) for the first ninety (90) days following the date of purchase (the “Introductory Period”), up to a maximum of one thousand (1,000) shares per shareholder, and (ii) after the first ninety (90) days following the date of purchase (the “Post-Introductory Period”), at least 25% of their shares. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

During the Introductory Period, the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount (on up to a maximum of 1,000 of such shareholder’s common shares), from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

During the Post-Introductory Period, the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Purchase	Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 90 days (Introductory Period)	100% (2) (3)
90 days until 3 years	97% (4)
3 years to 4 years	98% (5)
4 years to 5 years	99% (6)
More than 5 years	100% (7)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.

(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
(4)	For shares held longer than ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.
(5)	For shares held longer than three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.
(6)	For shares held longer than four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.
(7)	For shares held longer than five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

Because our NAV per share will be calculated at the end of each quarter beginning on June 30, 2016, the redemption price for shares held longer than ninety (90) days may change between the date we receive the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

Redemption of our common shares will be made quarterly upon written request to us at least 15 days prior to the end of the applicable calendar quarter. The Manager intends to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter, and to remit the redemption price within 30 days of the end of such quarter. Shareholders may withdraw their redemption request at any time up to three business days prior to the last business day of a given quarter.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any calendar quarter. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted in any given calendar quarter, such pending requests will be honored (on a pro rata basis within each category) in the following order: (i) first, available funds will be applied pro rata to redemptions requested by shareholders who are in the Introductory Period, and (ii) second, any remaining funds will be applied pro rata to redemptions requested by shareholders who are in the Post-Introductory Period. In the event that not all redemptions are being honored in a given quarter, the pro rata distributions will be rounded down to the nearest share for each shareholder. Effectively, shareholders wishing to redeem during the Introductory Period will be given priority to redemptions over those shareholders who wish to redeem during the Post-Introductory Period.

We are not obligated to redeem common shares under the redemption plan. We presently intend to limit the number of shares to be redeemed during any calendar year to 5.0% of the weighted average number of common shares outstanding during the prior calendar year (or 1.25% per calendar quarter, with excess capacity carried over to later calendar quarters in that calendar year). However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold.

There is no fee in connection with a redemption of our common shares, and the discount applied to the redemption price is for the benefit of shareholders who remain as shareholders of the Company, and does not provide any economic benefit to our Manager or sponsor; however, a shareholder requesting redemption will be responsible for reimbursing us for any third-party costs incurred as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

Please refer to the section entitled “Description of Our Common Shares—Quarterly Redemption Plan” for more information.

RISK FACTORS

You are limited in your ability to sell your common shares pursuant to our redemption plan. You may not be able to sell any of your common shares back to us, and if you do sell your shares, you may not receive the price you paid upon subscription.

Our redemption plan may provide you with an opportunity to have your common shares redeemed by us. We anticipate that our common shares may be redeemed by us on a quarterly basis. However, our redemption plan contains certain restrictions and limitations, including those relating to the number of our common shares that we can redeem at any given time and limiting the redemption price. Specifically, we presently intend to limit the number of shares to be redeemed during any calendar year to no more than 5.0% of the weighted average number of common shares outstanding during the prior calendar year (or 1.25% per calendar quarter, with excess capacity carried over to later calendar quarters in that calendar year). However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold.

In addition, our Manager reserves the right to reject any redemption request for any reason or no reason or to amend or terminate the redemption plan without notice. Therefore, you may not have the opportunity to make a redemption request prior to a potential termination of the redemption plan and you may not be able to sell any of your common shares back to us pursuant to the redemption plan. Moreover, if you do sell your common shares back to us pursuant to the redemption plan, you will not receive the same price you paid for the common shares being redeemed other than during your Introductory Period. See “Description of Our Common Shares — Quarterly Redemption Plan.”

DESCRIPTION OF OUR COMMON SHARES

Redemption Plan

While shareholders should view this investment as long-term, we have adopted a redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity. The Manager has designed our redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in the Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by the Company, the Manager believes it is best to provide the opportunity for quarterly liquidity in the event shareholders need it in the form of a discounted redemption price prior to year 5, which economic benefit indirectly accrues to shareholders who have not requested redemption. Neither the Manager nor our sponsor receive any economic benefit as a result of the discounted redemption price through year 5.

Pursuant to our redemption plan, shareholders may request that we redeem (i) for the first ninety (90) days following the date of purchase (the “Introductory Period”), up to a maximum of one thousand (1,000) shares per shareholder, and (ii) after the first ninety (90) days following the date of purchase (the “Post-Introductory Period”), at least 25% of their shares. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

During the Introductory Period, the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount (on up to a maximum of 1,000 of such shareholder’s common shares), from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

During the Post-Introductory Period, the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Purchase	Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 90 days (Introductory Period)	100% (2) (3)
90 days until 3 years	97% (4)
3 years to 4 years	98% (5)
4 years to 5 years	99% (6)
More than 5 years	100% (7)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.
(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
(4)	For shares held longer than ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.
(5)	For shares held longer than three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.
(6)	For shares held longer than four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.
(7)	For shares held longer than five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

The following is a brief comparison of our redemption plan during the Introductory Period (up to 90 days after purchase) and the Post-Introductory Period (more than 90 days after purchase), which is qualified in its entirety by the disclosure contained herein.

SUMMARY OF REDEMPTION PLAN
	Introductory Period	Post-Introductory Period
Duration	First 90 days after purchase	90+ days after purchase
Redemption Price	100% of purchase price less distributions paid and distributions declared and to be paid less third-party costs	97-100% of NAV depending on hold time (no reduction for distributions) less third-party costs
Timing to submit request	At least 15 days prior to the end of each quarter	At least 15 days prior to the end of each quarter
Frequency	Quarterly	Quarterly
Priority	First Priority	Second Priority
Minimum Amount of Shares Redeemed	None.	25% of shareholder’s shares
Maximum Amount of Shares Redeemed	1,000	No Limit

Because our NAV per share will be calculated at the end of each quarter beginning on June 30, 2016, the redemption price for shares held longer than ninety (90) days may change between the date we receive the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

We have the right to monitor the trading patterns of shareholders or their financial advisors and we reserve the right to reject any purchase or redemption transaction at any time based on what we deem to be a pattern of excessive, abusive or short-term trading. We expect that there will be no regular secondary trading market for our common shares. However, in the event a secondary market for our shares develops, we will terminate our redemption plan.

Redemption of our common shares will be made quarterly upon written request to us at least 15 days prior to the end of the applicable calendar quarter. The Manager intends to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter, and to remit the redemption price within 30 days of the end of such quarter. Shareholders may withdraw their redemption request at any time up to three business days prior to the last business day of a given quarter.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any calendar quarter. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted in any given calendar quarter, such pending requests will be honored (on a pro rata basis within each category) in the following order: (i) first, available funds will be applied pro rata to redemptions requested by shareholders who are in the Introductory Period, and (ii) second, any remaining funds will be applied pro rata to redemptions requested by shareholders who are in the Post-Introductory Period. In the event that not all redemptions are being honored in a given quarter, the pro rata distributions will be rounded down to the nearest share for each shareholder. Effectively, shareholders wishing to redeem during the Introductory Period will be given priority to redemptions over those shareholders who wish to redeem during the Post-Introductory Period. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they were purchased, on a first in first out basis.

In addition, if we redeem less than all of the shares subject to a redemption request in any applicable period, with respect to any unredeemed shares, you can: (i) withdraw your request for redemption; or (ii) ask that we honor your request in a future redemption period, if any, when such redemptions can be made pursuant to the limitations of the redemption plan when sufficient funds are available. Such pending requests will be honored, together with new requests, in the same priority as noted above for initial requests.

We are not obligated to redeem common shares under the redemption plan. We presently intend to limit the number of shares to be redeemed during any calendar year to 5.0% of the weighted average number of common shares outstanding during the prior calendar year (or 1.25% per calendar quarter, with excess capacity carried over to later calendar quarters in that calendar year). However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold.

There is no fee in connection with a redemption of our common shares, and the discount applied to the redemption price is for the benefit of shareholders who remain as shareholders of the Company, and does not provide any economic benefit to our Manager or sponsor; however, a shareholder requesting redemption will be responsible for reimbursing us for any third-party costs incurred as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT (for example, if a redemption request would cause a non-redeeming shareholder to violate the ownership limits in our operating agreement or if a redemption constitutes a “dividend equivalent redemption” that could give rise to a preferential dividend issue, to the extent applicable). Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

For more information about our redemption plan or to submit a redemption request, please contact us by email at investments@fundrise.com.